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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Allstate Financial Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2920 South 84th Street
(No. and Street)

Lincoln (City) Nebraska (State) 68506 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Webb (847) 402-6509
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 No. Stetson Avenue (Address) Chicago (City) Illinois (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Webb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allstate Financial Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
MARSHA STASI
Notary Public, State of Illinois
My Commission Expires April 5, 2003

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche

Allstate Financial Services, LLC

Statements of Financial Condition for the Year Ended December 31, 2002 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934 as a PUBLIC DOCUMENT.

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Member
Allstate Financial Services, LLC
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Allstate Financial Services, LLC at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 19, 2003

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CASH AND CASH EQUIVALENTS	$25,493,783
COMMISSIONS RECEIVABLE—(Net of allowance of $43,544)	1,797,731
OTHER ASSETS	493,992
DEFERRED INCOME TAXES	259,815
TOTAL ASSETS	$28,045,321

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliates	$ 5,027,287
Commissions payable	3,293,861
Income taxes payable affiliate	1,829,669
Accounts payable and accrued expenses	760,261
Total liabilities	10,911,078
MEMBER'S EQUITY:	17,134,243
TOTAL LIABILITIES AND MEMBER'S EQUITY	$28,045,321

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. GENERAL

Basis Of Presentation—The accompanying financial statements include the accounts of Allstate Financial Services, LLC (the "Company"), which effective December 31, 2002 became a wholly owned subsidiary of Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"), as a result of a dividend from Allstate Life Insurance Company ("Allstate Life"), a wholly owned subsidiary of Allstate. Because all entities involved are under common control, the change in ownership was accounted for at historical cost. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Nature of Operations—The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company sells non-proprietary mutual funds, and proprietary and non-proprietary variable annuity and variable life contracts. The variable annuity contracts are issued by Allstate Life, Lincoln Benefit Life Company ("LBL," a subsidiary of Allstate Life) and unaffiliated insurers. The variable life contracts are issued by LBL and unaffiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life ("Allstate Agents"). The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Commission Income and Expense—Commission income and expense are recorded on the trade date of the related securities purchases and sales for mutual fund transactions, and as of the effective date of the variable annuity or variable life contract. The Company does not clear transactions or carry customer accounts. Commission income is received from Allstate Life, LBL and unaffiliated insurers for variable products and from unaffiliated fund companies or a clearing broker-dealer for mutual fund products. Commission expense is paid to Allstate Agents.

Allowance for Commission Refunds—Commissions for variable life contracts are received from LBL and paid to the Allstate Agents on an annualized basis on the effective date of the contract, while premium may be collected from the customer throughout the year. Upon cancellation of a variable life contract the Company must refund a prorata portion of the commission income to LBL. The Company's obligation to refund these commissions is estimated based upon historical surrender rates for these and similar contracts, net of amounts recoverable from the Allstate Agents.

To the extent that commissions on these contracts have not been received from LBL and are reflected as commissions receivable on the Statement of Financial Condition, an estimate of these commissions that will not be collected due to contract cancellation is reflected as an allowance and netted against the related receivable. For commissions, which have been received from LBL, the estimate of commission refunds is recorded in accounts payable and accrued expenses on the Statement of Financial Condition. The balance of this refund liability is $1,215,597 at December 31, 2002.

Income Taxes—The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

Use of Estimates—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2002, the Company had net capital, as defined under the Rule, of $16,219,400, which was $15,969,400 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

4. INCOME TAXES

The Company's 2002 loss will be reported on Allstate Life's income tax return as the Company's sole member. Allstate Life, in turn, will join the Corporation and its other eligible subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return. Further, the Company is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate Life's 2002 tax liability or benefit with Allstate Life. Beginning in 2003, Allstate will be the Company's sole member and the Company will settle its share of Allstate's tax liability or benefit with Allstate. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The components of the income tax benefit for the year ended December 31, 2002 are as follows:

Current	$ (3,045,776)
Deferred	(317,570)
Total income tax benefit	$ (3,363,346)

The deferred income tax asset at December 31, 2002 primarily represents the tax effect of the temporary differences resulting from the allowance for doubtful accounts. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved.

The Company received net income tax refunds of $2,342,627 in 2002.

A reconciliation of the statutory federal income tax rate to the effective tax rate on income from operations is as follows:

Statutory federal income tax rate	35.0 %
Prior year tax liabilities adjustment	0.8 %
Non-deductibles	(0.5)%
Other	0.1 %
Effective income tax	35.4 %

5. RELATED-PARTY TRANSACTIONS

Allstate and its affiliates provide services and pay certain expenses on behalf of the Company, including commissions, salaries and employee benefits, and general and administrative expenses which are paid to the affiliates on a monthly basis. At December 31, 2002, $3,293,861 was payable for these expenses.

Certain other corporate services and administrative costs are provided by the Corporation and its subsidiaries at no cost to the Company.

6. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Member
Allstate Financial Services, LLC
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Allstate Financial Services, LLC (the "Company"), for the year ended December 31, 2001 (on which we issued our report dated February 19, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they

may become inadequate because of changes in conditions or that the degree of compliance with the practices and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 19, 2003